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December 17, 2021

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	USA Opportunity Income Fund, Inc. Offering Statement on Form 1-A Filed November 2, 2021 File No. 024-11699

Dear Sir or Madam:

The following is a narrative response, on behalf of USA Opportunity Income Fund, Inc. (the “Fund”) keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Dania Echemendia dated November 29, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Regulation A Offering Circular on Form 1-A filed on November 2, 2021

We could be materially and adversely affected if we are deemed to be an investment company under the Investment Company Act, page 27

1. Comment: We note your disclosure that the Fund intends to avoid becoming subject to the Investment Company Act of 1940. Please provide a detailed analysis explaining whether you believe the Fund’s activities – as described in the Offering Circular – would result in the Fund meeting the definition of an investment company under Section 3(a)(1) of the 1940 Act. As part of your response, please include an analysis of any exemptions under the 1940 Act which you rely upon. To the extent that the Fund intends to rely on the exception from the definition of “investment company” provided by Section 3(c)(1) of the 1940 Act, please explain how the Fund, which is conducting a public offering of securities under Regulation A, is eligible to rely on this exception for private offerings. To the extent that the Fund intends to rely on the exemption provided by Section 3(c)(5)(C), please explain how the Fund’s business activities and redemption policy are consistent with the eligibility requirements of that section. Please note that we may refer your response to the Division of Investment Management for review.

Response:

General

Section 3(a)(1) of the Investment Company Act of 1940 (the “Act”), in relevant part, defines an investment company as any issuer that: is, or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis.1

The Fund intends to rely on the exemption provided by Section 3(c)(5)(C) of the Act. Section 3(c)(5)(C) of the Act, in relevant part, provides an exclusion from the definition of investment company for any person that is “primarily engaged in … [the business of] purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The staff of SEC’s Division of Investment Management (the “Staff”) have taken the position that the exclusion in Section 3(c)(5)(C) may be available to an issuer if: at least 55% of its assets consist of “mortgages and other liens on and interests in real estate” (“qualifying interests”) and the remaining 45% of its assets consist primarily of real estate-type interests (“real estate-type interests”); at least 80% of its total assets consist of qualifying interests and real estate-type interests; and no more than 20% of its total assets consist of assets that have no relationship to real estate (“miscellaneous assets”).2

Qualifying Interests

The Staff generally have taken the position that qualifying interests are assets that represent an actual interest in real estate or are loans or liens fully secured by real estate. Thus, the Staff have not objected if an issuer treated as qualifying interests, among other assets, mortgage loans fully secured by real estate, fee interests in real estate, second mortgages secured by real property, deeds of trust on real property, installment land contracts and leasehold interests secured solely by real property.3 In contrast, the Staff generally have taken the position that an asset is not a qualifying interest for purposes of Section 3(c)(5)(C) if it is an interest in the nature of a security in another issuer engaged in the real estate business.4

1 Section 3(a)(2) of the Act defines “investment securities” to include all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Act.

2 See, e.g., Salomon Brothers, Inc., SEC Staff No-Action Letter (June 17, 1985); Citytrust, SEC Staff No-Action Letter (Dec. 19, 1990); Greenwich Capital Acceptance Inc., SEC Staff No-Action Letter (Aug. 8, 1991).

3 See, e.g., United States Property Investment N.V., SEC Staff No-Action Letter (May 1, 1989) (mortgage loan secured exclusively by real estate in which the value of the real estate was equal or greater than the note evidencing the loan); Division of Investment Management, SEC, The Treatment of Structured Finance Under the Investment Company Act, Protecting Investors: A Half Century of Investment Company Regulation (1992) Ch. 1 (“Protecting Investors Report”) at n. 345 and accompanying text (mortgage loan in which 100% of the principal amount of each loan was fully secured by real estate at the time of origination and 100% of the market value of the loan was fully secured by real estate at the time of acquisition); United Bankers, SEC Staff No-Action Letter (Mar. 23, 1988) (fee interests in real estate); The State Street Mortgage Co., SEC Staff No-Action Letter (July 17, 1986) (second mortgages).

4 See Urban Land Investments Inc., SEC Staff No-Action Letter (Nov. 4, 1971); The Realex Capital, SEC Staff No-Action Letter (Mar. 19, 1984); M.D.C. Holdings, SEC Staff No-Action Letter (May 5, 1987).

In accordance with the Staff’s prior guidance, the Fund anticipate that at least 80% of its assets will consist of qualifying interests, including, bridge senior secured money loans and mezzanine loans related to real estate and real estate development projects.

Bridge Senior Secured Money Loans

The Fund will offer bridge financing products to borrowers who are typically seeking short-term capital to use in an acquisition of property. The borrower will be required to form a special purpose LLC. The borrower will usually identify an undervalued asset that has been under managed, can be repositioned and/or is located in a recovering market. From the borrower’s perspective, shorter term bridge financing is advantageous because it allows for time to improve the property value without encumbering it with restrictive, long-term debt that may not reflect optimal leverage for a non-stabilized property.

The bridge loans will be secured by a first mortgage on real property that earns a minimum of 10% annual interest, in addition to, origination and other fees. These loans will be for terms ranging from 12 months to 36 months. Borrowers typically use the proceeds of a conventional mortgage to repay a bridge loan.

Mezzanine Loans

The Fund will offer mezzanine financing in the form of loans that are subordinate to a conventional first mortgage loan and senior to the borrower’s equity in a transaction. Mezzanine loans will be secured by the equity interest of the borrower. The borrower will be required to form a special purpose LLC to own the real property. The Mezzanine loan will earn a minimum of 12% annual interest, in addition to, origination fees. Mezzanine loans will be for terms ranging from 12 months to 36 months.

Although the Fund currently does not have any contracts with third parties related to the services it intends to provide, once the Fund receives funds from selling the bonds in this offering, it intends to commence the acquisition of such qualifying interests as described above using its network of referral sources. The Fund anticipates that within twelve months following the offering at least 80% of its total assets will be held in qualifying interests.

Real Estate-Type Interests

In addition to the qualifying interests requirement, the Commission has looked at, among other things, whether the remaining 45% of the issuer’s assets consist “primarily” of “real estate-type interests”. That is, whether at least 25% of the issuer’s assets are invested in real-estate type interests (subject to reduction to the extent that the issuer invested more than 55% of its assets in qualifying interests) and no more than 20% of its assets are invested in miscellaneous investments.5

5 Redwood Trust, Inc., SEC Staff No-Action Letter (Oct. 16, 2017).

The Commission has generally viewed the following asset types as real-estate type interests:

●	Mortgage loans secured by other assets in addition to real estate, where the value of the real estate is at least 55% of the total collateral value;[6]
●	Agency partial pool certificates;[7]
●	Securities backed by mortgages or other interests in real estate;[8] and
●	Interests in companies that invest in mortgages or other interests in real estate.[9]

The Fund does not intend to use any of its assets to acquire real-estate type interests.

Assets Unrelated to Real Estate

In addition to the qualifying interests the Fund intends to invest in, as set forth above, the Fund may also invest up to 20% of its assets in cash and cash equivalents, fixed income and equity securities in publicly-traded or private companies, as well as debt and equity investments in operating companies involved in businesses other than real estate.

The Fund intends to use no more than 20% of its total assets to acquire assets that have no relationship to real estate, including, but not limited to, investing in preferred equity interests and up to 5% of the net proceeds for working capital and general corporate purposes, provided the amount and nature of such activities do not cause the Fund to lose its exemption from regulations as an investment company pursuant to the Act.

Preferred Equity Investments

The Fund will provide financing by making preferred equity investments in entities that directly or through subsidiaries own real property. In cases where the terms of a first mortgage prohibit additional liens on the ownership entity, investments structured as preferred equity in the entity owning the property serve as viable financing substitutes. With preferred equity investments, the Fund will typically become a member in the ownership entity.

Fund’s Redemption Policy

The Fund has the right, in its sole discretion, to redeem any amount of outstanding USA Real Estate Bonds at any time after the second anniversary of the first sale of USA Real Estate Bonds. If the Fund chooses to redeem a specific amount of outstanding USA Real Estate Bonds, the Fund will make an offer to each bondholder for their pro-rata share of the redemption amount. Any redemption will occur at a price equal to 102% of the par value of the bonds redeemed plus any accrued and unpaid interest.

For purposes of Section 3(c)(5)(C), Section 2(a)(32) of the Act defines “redeemable securities” as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his or her proportionate share of the issuer’s current net assets, or the cash equivalent thereof. The Fund has not issued, and does not intend to issue in the future, any such securities redeemable at the option of the holder. Instead, here the Fund has the ability to redeem any amount of outstanding USA Real Estate Bonds from the bondholders at the Fund’s sole discretion. Further, even if the holders held the power to present the USA Real Estate Bonds to the Fund for redemption, which they do not, such redemption would not be approximately his or her proportionate share of the Fund’s current net assets, or the cash equivalent thereof, and instead would be their pro-rata share of the redemption amount.

Additionally, the Staff has stated that it would not consider securities to be “redeemable securities” for purposes of Section 2(a)(32) of the Act if there are meaningful restrictions on the rights of a holder to redeem, including restrictions on the time for requesting redemptions, the obligation of the issuer to honor redemption requests, the time for remitting redemption proceeds, and the size of a redemption request.10 Here, not only are the USA Real Estate Bonds redeemable at the option of the Fund and not the holder, but further the USA Real Estate Bonds are not redeemable until after the second anniversary of the first sale of USA Real Estate Bonds.

6 NAB Asset Corp., SEC Staff No-Action Letter (June 20, 1991).

7 See, e.g., Id. at n. 7 (agency partial pool certificates are certificates issued by Fannie Mae or Freddie Mac that represent less than the entire ownership interest in a mortgage pool).

8 See, Investment Company Determination Under the 1940 Act: Exemptions and Exceptions, by Robert H. Rosenblum, published by the ABA Section of Business Law, §15.4.

9 Id.

10 See, generally, California Dentists’ Guild Real Estate Mortgage Fund II, SEC No-Action Letter (January 4, 1990); and Breen Mortgage Fund I, SEC No-Action Letter (January 20, 1988).

Accordingly, the Fund respectfully takes the position that it should be able to avail itself of the Section 3(c)(5)(C) exemption because (i) it is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interest in real estate,” in accordance with the interpretive guidance and no-action letters of the Commission and its Staff and (ii) it does not, and does not intend to, issue “redeemable securities” as defined under the Act.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Fund’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Julia Griffith/U.S. Securities and Exchange Commission
Susan Block/U.S. Securities and Exchange Commission
Dania Echemendia/ USA Opportunity Income Fund, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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